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                                  EXHIBIT 20.1
                                 PRESS RELEASE
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                   POLYCOM COMPLETES ACQUISITION OF VIAVIDEO

                  POLYCOM BECOMES FIRST MANUFACTURER TO OFFER
       COMPLETE LINE OF GROUP AUDIO, DATA AND VIDEOCONFERENCING PRODUCTS

    SAN JOSE, California--January 5, 1998--Polycom, Inc. (NASDAQ: PLCM), a worldwide leader in advanced teleconferencing solutions, today announced the completion of its purchase of ViaVideo Communications, Inc., following a December 10 vote of approval by Polycom and ViaVideo shareholders. Polycom will exchange approximately 9.8 million shares of common stock for all outstanding shares and options of ViaVideo, yielding a transaction value of approximately $54 million. In acquiring ViaVideo, Polycom now becomes the first manufacturer to offer a full suite of audio, data and videoconferencing products for group meeting applications.

    "Polycom is excited to join forces with ViaVideo's excellent team to further enhance Polycom's position as a global leader in teleconferencing," said Brian Hinman, Polycom's chairman and CEO. "ViaVideo's first product, ViewStation(tm), has gained considerable interest in the end-user customer and reseller community since its announcement in October. As we announced in November, ViewStation won the TeleCon XVII show's top award for the "Most Significant Advance in the Teleconferencing Industry for 1997." In addition, Polycom has already signed several distribution agreements for this product and is staging for the initial shipment of the product, anticipated to be in the first quarter of 1998."

    Hinman continued, "This product family ushers in a new era of group videoconferencing which we believe will shift the group market from relatively low unit deployments to broad business use. Although the transaction was subject to a first revenue shipment milestone, Polycom decided to waive this condition in order to launch the ViewStation together as a team and to more fully exploit the operating synergies between our organizations. We are preparing to make product shipments in the first quarter and are expecting to fulfill the first $1.5 million videoconferencing product development deliverable to 3M under our agreement with them."

    "The entire ViaVideo team is excited to be merging with Polycom with its excellent channel relationships, premium brand, and breakthrough technology," said Craig Malloy, ViaVideo's president and CEO, who now assumes the role of general manager of the videoconferencing division at Polycom. "Our first product, ViewStation, has been well received by the industry and the distribution community. We look forward to growing a substantial videoconferencing business as part of the Polycom team."

    On June 11, the two companies agreed to a merger in which shares of Polycom would be exchanged for all outstanding shares and options of ViaVideo. Under the terms of the agreement, 1.183684 shares of Polycom common stock will be exchanged for one share of ViaVideo common stock. The total number of shares to be exchanged for all outstanding shares and options of ViaVideo is approximately
9.8 million, yielding a transaction value of approximately $54 million, based on Polycom's closing stock price on Friday, January 2. Polycom's weighted average shares outstanding following the acquisition is approximately 29.8 million. The transaction will be accounted for as a pooling of interests.

    As a teleconferencing industry leader, Polycom develops, manufactures and markets a full range of group audio, data and videoconferencing products. Polycom's innovative, award-winning teleconferencing products provide customers with high performance and ease of use at an affordable price.

    Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, including the market acceptance of ViewStation, ShowStation IP, SoundStation Premier Satellite and other new products; the achievement of the product development deliverables associated with the 3M agreement; the profitability of the videoconferencing division; risks associated with the integration of Polycom and ViaVideo, the impact of competitive products and pricing; and the other risks detailed from time to time in the Company's SEC reports, including the Form 10-K, filed March 26, 1997 and Form 10-Q filings.

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    Polycom, the Polycom logo design, SoundStation, SoundStation Premier,
SoundPoint, and ShowStation are registered trademarks and ViewStation, ViaVideo Communications, SoundStation Premier Satellite and Clarity by Polycom are trademarks of Polycom, Inc. in the U.S. and various countries. -C-1997 Polycom, Inc. All rights reserved.

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